Exhibit 99.2

PLACEMENT AGENCY AGREEMENT

February 25, 2026

Mr. Cameron Chell

President and Chief Executive Officer

Draganfly Inc.

235 103rd St. E,

Saskatoon, SK, S7N 1Y8

Canada

Dear Mr. Chell:

This agreement (the “Agreement”) constitutes the agreement between Maxim Group LLC (“Maxim” or the “Placement Agent”) and Draganfly Inc., a company incorporated under the laws of the Business Corporations Act (British Columbia) (the “Company”), pursuant to which the Placement Agent shall serve as the exclusive placement agent for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement (the “Placement”) of 5,030,000 common shares (the “Shares”) of the Company, no par value per share (“Common Shares”), and 2,120,000 prefunded warrants (the “Prefunded Warrants”), to purchase up to 2,120,000 Common Shares (the “Warrant Shares” collectively, with the Shares and the Prefunded Warrants, the “Securities”). The terms of the Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a “Purchaser” and, collectively, the “Purchasers”) and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement, including but not limited to the Lock-Up Agreement (as defined below), and the form of Prefunded Warrant, shall be collectively referred to herein as the “Transaction Documents.” The date of the closing of the Placement shall be referred to herein as the “Closing Date.” The Company expressly acknowledges and agrees that the Placement Agent’s obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the Securities to any Purchasers shall be made in accordance with and pursuant to the Registration Statement, Prospectuses and Prospectus Supplement. The Company agrees to sell to the Purchasers up to 100% of the Shares and/or Prefunded Warrants on the Closing Date for a purchase price of US$7.00 (the “Offering Price”) per Share provided, however, the Offering Price shall be US$6.9999 per Prefunded Warrant.

SECTION 1. BACKGROUND AND INTERPRETATION.

A. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Commissions”) in each of the provinces of British Columbia, Saskatchewan and Ontario (collectively, the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated October 10, 2025, relating to the distribution of up to CAD$200,000,000 of Common Shares, preferred shares, warrants, subscription receipts convertible into Common Shares, preferred shares, warrants, and/or units, and units comprised of Common Shares, preferred shares and/or warrants (collectively, the “Shelf Securities”) pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the “Canadian Securities Laws”) and in accordance with Multilateral Instrument 11-102 - Passport System (“MI 11-102”) and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11- 202”, and together with MI 11-102, the “Passport System”). Such preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “Canadian Preliminary Base Prospectus.” The Company has prepared and filed the Canadian Preliminary Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions, the “Shelf Procedures”. The Financial and Consumer Affairs Authority of Saskatchewan (the “Principal Regulator”) and the Ontario Securities Commission have issued a receipt for the Canadian Preliminary Base Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Canadian Commissions for the Canadian Preliminary Base Prospectus in each of the other Qualifying Jurisdictions.

B. The Company has prepared and filed with the Canadian Commissions in the Qualifying Jurisdictions a final short form base shelf prospectus dated October 24, 2025 relating to the distribution of the Shelf Securities (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Final Base Prospectus”), pursuant to the Passport System and the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in National Instrument 44-102 – Shelf Distributions.

C. The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-290823) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), originally filed on October 10, 2025, amended on February 25, 2026, and immediately effective (pursuant to Rule 467(b) under the Securities Act) on February 25, 2026, including the Canadian Final Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “U.S. Final Base Prospectus.” The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the registration statement on Form F-10 (the “Form F-X”). For purposes of this Agreement, “U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as defined below), including the rules and regulations promulgated thereunder, and any applicable state securities laws.

D. The Company will prepare and file, as promptly as possible and in any event (i) not later than 9:00 a.m. (Toronto time) on the second business day following the date hereof, with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Passport System and the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Final Prospectus Supplement”, and together with the Canadian Final Base Prospectus, the “Canadian Prospectus”), and (ii) within one business day of such filing with the Canadian Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Final Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Final Prospectus Supplement”, and together with the U.S. Final Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Final Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.”

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E. In addition, the Company: (i) will prepare and file with the Canadian Commissions in the Qualifying Jurisdictions a final prospectus supplement (the “Canadian Warrant Supplement”) to the Canadian Final Base Prospectus (together with the Canadian Final Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Warrant Prospectus”) relating to the issuance of the Warrant Shares upon exercise of the Pre-Funded Warrants (it being understood and agreed to by the Purchasers that the Canadian Warrant Prospectus will not be filed in respect of, and will not qualify any distribution of, the Warrant Shares upon exercise of the Warrants in any province or territory of Canada); and (ii) will prepare and file with the SEC, pursuant to General Instruction II.L of Form F-10, the Canadian Warrant Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Warrant Supplement”, and together with the U.S. Final Base Prospectus, the “U.S. Warrant Prospectus”, and, together with the Canadian Warrant Prospectus, the “Warrant Prospectuses”) relating to the issuance of the Warrant Shares upon exercise of the Warrants.

F. The registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 10 under the Securities Act and including the Shelf Information, is herein called the “Registration Statement.”

G. The U.S. Prospectus and the Canadian Prospectus, including the documents incorporated by reference therein, are hereinafter collectively sometimes referred to as the “Prospectuses.” The U.S. Final Prospectus Supplement and the Canadian Final Prospectus Supplement, including the documents incorporated by reference therein, are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

H. Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Securities, is referred to herein collectively as the “Supplementary Material.”

I. As used herein, the “Applicable Time” is 8:30 p.m. (New York City time) on the date of this Agreement. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and a “Time of Sale Prospectus” means the U.S. Final Base Prospectus together with the issuer free writing prospectuses, if any, set forth on Exhibit “B” hereto.

J. As used herein, the terms “Registration Statement”, “Time of Sale Prospectus” and “Prospectuses” shall include the documents incorporated and deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

K. All references in this Agreement to the Registration Statement or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). All references in this Agreement to Financial Statements (as defined in Exhibit A) and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

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L. All references in this Agreement to “issuer free writing prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act, relating to the Securities that (i) is required to be filed with the SEC by the Company, (ii) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) of the Securities Act whether or not required to be filed with the SEC, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) of the Securities Act because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

M. As used herein, “business day” shall mean a day on which each of the Nasdaq Stock Market (“Nasdaq”), the Canadian Securities Exchange (the “CSE”, and together with Nasdaq, the “Exchanges”) are open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or”, as used herein, is not exclusive.

N. As used herein, “Governmental Authority” means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self- regulatory organization; or (iii) any political subdivision of any of the foregoing.

O. As used herein, “Applicable Law” means any and all laws, including all federal, provincial, state and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by- laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, directives, decisions, rulings or awards or other requirements of any Governmental Authority, binding on or affecting the person referred to in the context in which the term is used.

P. As used herein, “associate”, “misrepresentation”, “material fact”, and “material change” shall have the meanings given to such terms under applicable Canadian Securities Laws, and the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in National Instrument 45-106 - Prospectus Exemptions.

Q. All capitalized terms used herein but not otherwise defined shall have the meaning set forth in Exhibit A hereto.

SECTION 2. Purchase, Sale, Payment and Delivery of the Securities.

A. The Closing Date in respect of the Securities. Payment of the Offering Price for the Securities shall be made to the Company by wire transfer against delivery of the Shares (and Warrant Shares if any Prefunded Warrants are then exercised) to the Purchasers, through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) and/or The Depository Trust Company (“DTC”) designated by the Purchasers, and delivery to the Purchasers of Prefunded Warrants as certificates, in such names and denominations as the Purchasers may request, and such payment and delivery shall be made at 8:30 a.m. (Toronto time), on the Closing Date (unless another time shall be agreed to by the Purchasers and the Company).

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B. Delivery of the Securities and Closing Mechanics. The Company shall deliver, or cause to be delivered, to the Purchasers for the accounts of such Purchasers, the Securities at the Closing Date against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Securities shall be registered in such names and denominations as the Purchasers shall have requested at least one full business day prior to the Closing Date. Deliveries of the documents described in Section 10 hereof with respect to the purchase of the Securities shall be made at the offices of DLA Piper LLP (Canada) in Vancouver, British Columbia at 8:30 a.m. (Toronto time), or at such other place as the Purchasers and the Company may agree, on the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Purchasers.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. Each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company in Exhibit A hereto in connection with the Placement is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that:

1. Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the Registration Statement, Prospectuses and Prospectus Supplement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Company’s Board of Directors or the Company’s shareholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

2. No Conflicts. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated pursuant to the Registration Statement, Prospectuses and Prospectus Supplement, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

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3. There are no affiliations with any FINRA member firm among the Company’s officers, directors or, to the knowledge of the Company, any ten percent (10.0%) or greater stockholder of the Company, except as set forth in the Registration Statement and SEC Reports.

B. Covenants of the Company.

1. The Company has delivered or made available, or will as promptly as practicable deliver or make available, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Prospectuses, and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Securities pursuant to the Placement other than the Prospectuses, the Prospectus Supplement, the Registration Statement, copies of the Incorporated Documents and any other materials permitted by the Securities Act.

2. During the period commencing on and including the date hereof and ending on and including the 60th day following the Closing Date (the “Lock-up Period”), the Company will not, without the prior written consent of the Placement Agent, (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) other than a registration Form on S-8 subject to the restrictions set forth below, file or cause to become effective a registration statement under the Securities Act, or to file a prospectus under the Canadian Securities Laws, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Securities and the Warrant Shares under the Securities Act, the filing of each Applicable Prospectus and the Warrant Prospectuses under the Canadian Securities Laws and the U.S. Securities Laws, as applicable, relating to the sale of the Securities and the issuance of the Warrant Shares, (B) issuances of Common Shares upon the exercise of options or restricted share units issued under the Company’s equity compensation plans, (C) the issuance of options or restricted share units in the ordinary course and the issuance of Common Shares pursuant to the Company’s equity compensation plans, (D) the issuance of Common Shares pursuant to the exercise of warrants outstanding as of the date hereof, or (E) the issuance of securities of the Company in connection with bona fide arm’s length acquisitions, mergers, consolidations or amalgamations of any company or companies or assets from any company or companies (other than one or more transactions involving an entity where all or substantially all of the assets are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision) provided that such securities are “restricted securities” (as defined in Rule 144 under the Securities Act) during the Lock-up Period and carry no registration rights that require or permit the filing of any registration statement in connection therewith within sixty (60) days following the Closing Date.

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3. From the date hereof until sixty (60) days following Closing Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering”, whereby the Company may issue securities at a future determined price regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently canceled. The Placement Agent shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages. “Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

SECTION 4. REPRESENTATIONS OF THE PLACEMENT AGENT.

A. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the states applicable to the offers and sales of the Securities by such Placement Agent, (iv) is and will be a corporate entity validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status as such. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

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SECTION 5. COMPENSATION.

A. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent or their respective designees, the following compensation with respect to the placement of the Securities:

1. A cash fee (the “Cash Fee”) equal to an aggregate of up to seven percent (7.0%) of the aggregate gross proceeds raised in the Placement. The Cash Fee shall be paid to the Placement Agent at the Closing of the Placement.

2. Subject to compliance with FINRA Rule 5110(f)(2)(D), the Company also agrees to reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel, in an amount not to exceed an aggregate of $75,000. The Company will reimburse the Placement Agent directly out of the Closing of the Placement. In the event that this Agreement shall terminate prior to the consummation of the Placement, Maxim shall nevertheless still be entitled to reimbursement for its actual expenses; provided, however, that such expenses shall not exceed $25,000, in the aggregate.

3. In addition, at each closing date of the Placement, the Company shall grant and issue to Maxim (or its designated affiliates) warrants (the “Placement Agent Warrants”) to purchase such number of common shares of the Company equal up to 5% of the total number of securities being sold in such Offering. The Placement Agent Warrants shall have a term of three years and the exercise price of such Placement Agent Warrants shall equal to 125% of the public offering price in the Offering. The Company shall agree to register the shares issuable upon exercise of the Placement Agent Warrants under the Securities Act, and will file all necessary undertakings in connection therewith. The Placement Agent Warrants will contain provisions for one demand registration of the sale of the underlying shares at the Company’s expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights. The Placement Agent Warrants shall further provide for customary adjustments in the number and price of such warrants (and the shares underlying such warrants) to prevent dilution as permitted by FINRA Rule 5110(g)(8).

4. In addition, if within sixty (60) days of the Closing Date, the Company completes any financing of equity or equity-linked capital-raising activity or debt (excluding commercial bank debt) offerings with, or receives proceeds from, any of the investors that invest in the offering or are directly introduced to the Company via telephone, video conferencing, or a physical meeting by the Placement Agent, then the Company shall pay to the Placement Agent upon closing of such financing or receipt of such proceeds the compensation equivalent to that set forth in Section 5(a) herein, provided, that, within ten (10) business days of a written request from the Company, the Placement Agent provides a list to the Company of such investors..

B. The Placement Agent reserves the right to reduce any item of its compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that such Placement Agent’s aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 6. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the “Indemnification Provisions”) attached hereto as Schedule “A”, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

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SECTION 7. ENGAGEMENT TERM. The Placement Agent engagement hereunder shall be until the final closing date of the Placement (such date, the “Termination Date” and the period of time during which this Agreement remains in effect is referred to herein as the “Term”). Notwithstanding anything to the contrary contained herein, the provisions concerning the Company’s obligation to pay any fees actually earned pursuant to Section 5 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein and the Company’s obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees due to the Placement Agent shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement.

SECTION 8. PLACEMENT AGENT INFORMATION. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent’s prior written consent.

SECTION 9. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of such Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 10. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and attached as Exhibit A hereto, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent by the Company:

A. Opinion and 10b-5 Statement of United States Counsel for the Company. On the Closing Date, the Placement Agent shall have received an opinion and Rule 10b-5 negative assurance statement of Lucosky Brookman LLP, and with regard to any United States subsidiary opinions from such counsel as the Company may designate, addressed to the Placement Agent, and dated the Closing Date, in the form and substance as may be reasonably satisfactory to counsel for the Placement Agent.

B. Canadian Securities Law Opinion. The Placement Agent receiving a favourable legal opinion of DLA Piper (Canada) LLP, Canadian counsel to the Company, addressed to the Placement Agent, dated as of the Closing Date, as to the qualification of the Securities for sale to the Purchaser and as to other matters governed by the laws of the Qualifying Jurisdictions including but not limited to customary corporate opinions in relation to the Company and its Material Subsidiaries, provided that DLA Piper (Canada) LLP shall be entitled to rely exclusively upon the opinions of local counsel as to matters governed by the laws of any Qualifying Jurisdictions in which it is not qualified to practice, in each case in a form acceptable in all reasonable respects to counsel to the Placement Agent.

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C. Accountants’ Comfort Letters. The Placement Agent shall have received from DMCL LLP, independent public or certified public accountants for the Company, (i) letters dated as of the date hereof and addressed to the Purchasers, the Placement Agent and the board of directors of the Company, in form and substance reasonably satisfactory to the Placement Agent, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Prospectuses and the Prospectus Supplements, (ii) confirming that they are independent public, certified public or chartered accountants as required by the Securities Act, and (iii) a bringdown “comfort letter” dated as of the date of the Closing Date.

D. Agreement and Securities. The Company shall have delivered this Agreement duly executed by the Company.

E. Company Compliance with Prospectus and Registration Requirements; No Stop Order. For the period from and after effectiveness of this Agreement and prior to the Closing Date:

i. the U.S. Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Prospectus shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor;

ii. no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the SEC;

iii. no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Commission or other securities regulatory authority in Canada;

iv. no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares or securities convertible into Common Shares, or any other securities of the Company shall have been issued by any Governmental Authority in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such court, securities regulatory authority or stock exchange;

v. the Canadian Prospectus Supplement shall have been filed with the Canadian Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Prospectus Supplement shall have been filed with the SEC;

vi. the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) neither the Prospectuses nor any amendment or supplement thereto, shall include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (b) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and

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vii. all requests for additional information on the part of the SEC or any Canadian Commission shall have been complied with.

F. No Material Adverse Effect. For the period from the date of this Agreement and to and including the Closing Date, in the reasonable judgment of the Placement Agent, there shall not have occurred any Material Adverse Effect.

G. Officers’ Certificate. On the Closing Date, the Placement Agent shall have received a written certificate, addressed to the Placement Agent, executed by the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in their personal capacity, dated as of the Closing Date, to the effect that the conditions set forth in Section 10(e) have been met, and further to the effect that: (i) the representations, warranties and covenants of the Company set forth in Section 3 of this Agreement are true and correct in all material respects with the same force and effect as though expressly made on and as of such Closing Date, except that any representations and warranties qualified by materiality or “Material Adverse Effect” shall be true and correct in all respects; (ii) as at the Closing Date, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any securities convertible into Common Shares has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the person signing such certificate, are contemplated or threatened; and (iii) the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.

H. Secretary’s Certificate. On the Closing Date, the Placement Agent shall have received a written certificate, addressed to the Placement Agent, signed by the Corporate Secretary of the Company, in such capacity and not personally, in form and content satisfactory to the Placement Agent, acting reasonably, with respect to: (i) the constating documents and articles and by-laws of the Company; (ii) the resolutions of the directors of the Company relevant to the distribution of the Securities in each of the Qualifying Jurisdictions and in the United States, allotment, issue (or reservation for issue) and sale of the Securities, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and (iii) the incumbency and signatures of signing officers of the Company.

I. Good Standing. The Placement Agent shall have received on and as of the day prior to the Closing Date, satisfactory evidence of the good standing of the Company and its Material Subsidiaries in their respective jurisdictions of organization, in each case in writing or any standard form of telecommunication from the appropriate Governmental Authorities of such jurisdictions.

J. Company’s Agent for Service. Prior to the Closing Date, the Company shall have furnished to the Placement Agent satisfactory evidence of its due and valid authorization of C T Corporation System as its agent to receive service of process in the United States, and satisfactory evidence from C T Corporation System accepting its appointment as such agent.

K. Listing. The Shares and Warrant Shares shall have been approved for listing on the CSE, subject to the fulfillment of the usual post-closing requirements, and notification of the offering of the Shares and Warrant Shares shall have been provided to Nasdaq. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the Common Shares under the Exchange Act or delisting or suspending from trading the Common Shares from the Exchanges, nor has the Company received any information suggesting that the Commissions or the Exchange is contemplating terminating such registration or listing except as are disclosed in the Registration Statement, the Prospectuses and the Prospectus Supplement

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L. Lock-Up Agreements from Directors and Officers of the Company. On or prior to the Closing Date, the Company shall have furnished to the Placement Agent an agreement in form and substance satisfactory to the Placement Agent, and such agreement shall be in full force and effect on the Closing Date. The Company shall use its commercially reasonable efforts to cause each of the Company’s directors and senior officers and each of the other persons listed on Schedule “C” to execute and deliver to the Placement Agent a lock-up agreement in the form of Schedule “B” hereto on or before the Closing Date.

M. Corporate Proceedings. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Prospectuses and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for Maxim, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

N. Other Events. The Company (i) shall not have sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Prospectus Supplement, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement, the Prospectuses and the Prospectus Supplement, and (ii) since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Prospectuses and the Prospectus Supplement there shall not have been any change in the capital stock or long-term debt of the Company or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders’ equity, results of operations or prospects of the Company, otherwise than as set forth in or contemplated by the Registration Statement, the Prospectuses and the Prospectus Supplement, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Prospectuses and Prospectus Supplement.

O. Actions. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

P. The Company shall have prepared and filed with the Commission a Report on Form 6-K with respect to the Placement, including as an exhibit thereto this Agreement.

Q. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent’s counsel to make on the Company’s behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

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R. Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents, including a Chief Financial Officer Certificate, as the Placement Agent may reasonably request.

If any of the conditions specified in this Section 10 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Placement Agent or to Placement Agent’s counsel pursuant to this Section 10 shall not be reasonably satisfactory in form and substance to the Placement Agent and to Placement Agent’ counsel, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the consummation of the Closing. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 11. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 12. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof. Notwithstanding anything to the contrary contained herein, the terms of the Engagement Agreement shall continue to be effective pursuant to the terms thereof.

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SECTION 13. CONFIDENTIALITY. The Placement Agent (i) will keep the Confidential Information (as such term is defined below) confidential and will not (except as required by applicable law or stock exchange requirement, regulation or legal process (“Legal Requirement”)), without the Company’s prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with the Placement. The Placement Agent further agrees to disclose the Confidential Information only to its Representatives (as such term is defined below) who need to know the Confidential Information for the purpose of the Placement, and who are informed by the Placement Agent of the confidential nature of the Confidential Information. The term “Confidential Information” shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to a Placement Agent or its Representatives in connection with such Placement Agent’s evaluation of the Placement. The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by a Placement Agent or its Representatives in violation of this Agreement, (ii) is or becomes available to a Placement Agent or any of its Representatives on a non-confidential basis from a third-party, (iii) is known to a Placement Agent or any of its Representatives prior to disclosure by the Company or any of its Representatives, or (iv) is or has been independently developed by a Placement Agent and/or the Representatives without use of any Confidential Information furnished to it by the Company. The term “Representatives” shall mean the Placement Agent’s directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) two years from the date hereof. Notwithstanding any of the foregoing, in the event that the Placement Agent or any of its Representatives are required by Legal Requirement to disclose any of the Confidential Information, such Placement Agent and its Representatives will furnish only that portion of the Confidential Information which such Placement Agent or its Representative, as applicable, is required to disclose by Legal Requirement as advised by counsel, and will use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information so disclosed.

SECTION 14. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 15. Press Announcements. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent’s role in connection therewith in the Placement Agent’s marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

[The remainder of this page has been intentionally left blank.]

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Maxim the enclosed copy of this Agreement.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Larry Glassberg
Name:	Larry Glassberg
Title:	Co-Head of Investment Banking

Address for notice:

Accepted and Agreed to as of

the date first written above:

DRAGANFLY INC.

By:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	Chief Executive Officer

Address for notice:

[Signature Page to Placement Agency Agreement]

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Schedule A

Indemnification Provisions

(a) The Company agrees to indemnify and hold harmless the Placement Agent, its affiliates and each person controlling the Placement Agent (within the meaning of Section 15 of the Securities Act), and the directors, officers, agents and employees of the Placement Agent, its affiliates and each such controlling person (the Placement Agent, and each such entity or person. an “Indemnified Person”) from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively, the “Liabilities”), and shall reimburse each Indemnified Person for all fees and expenses (including the reasonable fees and expenses of one counsel for all Indemnified Persons, except as otherwise expressly provided herein) (collectively, the “Expenses”) as they are incurred by an Indemnified Person in investigating, preparing, pursuing or defending any Actions, whether or not any Indemnified Person is a party thereto, (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Incorporated Document, the Prospectuses or any Prospectus Supplement or by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than untrue statements or alleged untrue statements in, or omissions or alleged omissions from, information relating to an Indemnified Person furnished in writing by or on behalf of such Indemnified Person expressly for use in the Incorporated Documents) or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions; provided, however, that, in the case of clause (ii) only, the Company shall not be responsible for any Liabilities or Expenses of any Indemnified Person that are finally judicially determined to have resulted solely from such Indemnified Person’s (x) gross negligence or willful misconduct in connection with any of the advice, actions, inactions or services referred to above or (y) use of any offering materials or information concerning the Company in connection with the offer or sale of the Securities in the Offering which were not authorized for such use by the Company and which use constitutes gross negligence or willful misconduct. The Company also agrees to reimburse each Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person’s rights under this Agreement.

(b) Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Company in writing; provided that failure by any Indemnified Person so to notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise to such Indemnified Person, except to the extent the Company shall have been prejudiced by such failure. The Company shall, if requested by the Placement Agent, assume the defense of any such Action including the employment of counsel reasonably satisfactory to the Placement Agent, which counsel may also be counsel to the Company. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such action (including any impeded parties) include such Indemnified Person and the Company, and such Indemnified Person shall have been advised in the reasonable opinion of counsel that there is an actual conflict of interest that prevents the counsel selected by the Company from representing both the Company (or another client of such counsel) and any Indemnified Person; provided that the Company shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel for all Indemnified Persons in connection with any action or related actions, in addition to any local counsel. The Company shall not be liable for any settlement of any action effected without its written consent (which shall not be unreasonably withheld). In addition, the Company shall not, without the prior written consent of the Placement Agent (which shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action in respect of which indemnification or contribution may be sought hereunder (whether or not such Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such action for which indemnification or contribution may be sought hereunder. The indemnification required hereby shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

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(c) In the event that the foregoing indemnity is unavailable to an Indemnified Person other than in accordance with this Agreement, the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Company, on the one hand, and to the Placement Agent and any other Indemnified Person, on the other hand, of the matters contemplated by this Agreement or (ii) if the allocation provided by the immediately preceding clause is not permitted by applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and the Placement Agent and any other Indemnified Person, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by the Placement Agent pursuant to this Agreement. For purposes of this paragraph, the relative benefits to the Company, on the one hand, and to the Placement Agent on the other hand, of the matters contemplated by this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid to or received or contemplated to be received by the Company in the transaction or transactions that are within the scope of this Agreement, whether or not any such transaction is consummated, bears to (b) the fees paid to the Placement Agent under this Agreement. Notwithstanding the above, no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act, as amended, shall be entitled to contribution from a party who was not guilty of fraudulent misrepresentation.

(d) The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Indemnified Person’s actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Company that are finally judicially determined to have resulted solely from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or services.

(e) The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

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Schedule B

Form of Lock-Up Agreement

Schedule C

LIST OF PERSONS SUBJECT TO LOCK-UP

Cameron Chell

Scott Larson

Paul Sun

Deborah R. Greenberg

Paul Mullen

Denis Silva

Thomas Modly

Kim Moody

Tim Dunnigan

Christopher Miller

EXHIBIT A

I. Representations and Warranties of the Company. The Company hereby represents and warrants to the Placement Agent, as of the date of this Agreement and as of the Closing Date, and covenants with the Placement Agent, as follows:

(a)	Registration Statement and Prospectuses. The Company was a “foreign private issuer” (as defined in Rule 405 under the Securities Act) when the Registration Statement was filed, and is eligible to use Form F-10 under the Securities Act to register the offering of the Securities under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, to the requirements of the Securities Act.

(b)	Compliance with Canadian Laws and Regulations. At the time the Company filed the Canadian Preliminary Base Prospectus, the Company was eligible to use the Shelf Procedures and since such time, has been and is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date full, true and plain disclosure of all material facts relating to the Securities, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 – Underwriting Conflicts of Canadian Securities Administrators) of the Placement Agent (as defined below).

A-1

(c)	Compliance with U.S. Requirements. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Prospectus when filed will comply in all material respects with the Securities Act and will be identical in all material respects to the copies thereof delivered in connection with the offer and sale of the Securities. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d)	Reporting Issuer and Exchange Status. The Company is a “reporting issuer” in the Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of the Exchanges.

(e)	Short Form Eligibility. The Company is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(f)	Status under the Securities Act. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Securities.

(g)	Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectuses and the Registration Statement, when they were filed with the Canadian Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Securities, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (if and as applicable), not misleading.

(h)	No Marketing Materials. The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) to any potential investors of Securities.

A-2

(i)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Securities, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) to the knowledge of the Company, in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(j)	No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each issuer free writing prospectus and any marketing materials, as of its issue date and as of the Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement (as amended or supplemented to such date) or in the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified.

(k)	Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(l)	Intentionally omitted.

A-3

(m)	Shares; Pre-Funded Warrants; and Warrant Shares. The Shares will, as at the Closing Date, have been duly authorized and allotted for issuance and the Shares will, upon the full payment therefor and the issuance thereof, be validly issued as fully paid and non-assessable common shares in the capital of the Company (the “Common Shares”). The Pre-Funded Warrants will, as at the Closing Date, have been duly and validly created and the Warrant Shares will, as at the Closing Date, have been authorized and allotted for issuance and, upon the full payment therefor and the issue thereof upon exercise of the Pre-Funded Warrants in accordance with the provisions of the certificates governing the Warrants (the “Warrant Certificates”), will be validly issued as fully paid and non-assessable Common Shares.

(n)	Corporate Action. All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Shares, the Pre-Funded Warrants, and the Warrant Shares, on the terms set forth in this Agreement, and this Agreement and each Warrant Certificate will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally and, except as limited by the application of equitable remedies, which may be granted in the discretion of a court of competent jurisdiction, and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by Applicable Law.

(o)	Intentionally omitted.

(p)	Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(q)	No Material Adverse Effect. Subsequent to the respective dates as of which information is given in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Material Subsidiary, which is material to the Company and the Material Subsidiaries taken as a whole, (iv) any material change in the capital or outstanding long-term indebtedness of the Company or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the Common Shares of the Company or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

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(r)	Independent Accountants. To the knowledge of the Company, Dale Matheson Carr-Hilton Labonte LLP (“DMCL LLP”), who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) filed with the SEC as a part of the Registration Statement and included in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus (each, an “Applicable Prospectus” and collectively, the “Applicable Prospectuses”), are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with DMCL LLP or any other prior auditor of the Company or any of its Material Subsidiaries. To the Company’s knowledge, after due and careful inquiry, DMCL LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(s)	Enforceability of Agreements. All agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(t)	Financial Information. The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiaries contained or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

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(u)	Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(v)	Organization. The Company and each of its Material Subsidiaries (as defined in Section (w)) are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, prospects, condition (financial or otherwise), shareholders’ equity or results of operations of the Company and the Material Subsidiaries taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a “Material Adverse Effect”); provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions, (ii) conditions generally affecting the industry in which the Company or any Material Subsidiary operates, (iii) any changes in financial or securities markets in general, (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (v) any pandemic, epidemics or human health crises (including COVID-19), (vi) any changes in applicable laws or accounting rules (including IFRS), (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement or the related transaction documents, or (viii) any action required or permitted by this Agreement or the related transaction documents or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchasers).

(w)	Subsidiaries. The subsidiaries of the Company listed in Schedule II (individually a “Material Subsidiary” and collectively, the “Material Subsidiaries”), include all of the Company’s significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Except as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus, the Prospectuses, and the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

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(x)	Minute Books. To the Company’s knowledge, all required filings have been made with the appropriate Governmental Authorities in the Province of British Columbia in a timely fashion under the Business Corporations Act (British Columbia), except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(y)	No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(z)	Disclosure Controls. The Company and each of the Material Subsidiaries (other than Material Subsidiaries acquired not more than 365 days prior to the Evaluation Date, as defined below) maintain systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of the Material Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Annual Report on Form 20-F, or if applicable on Form 40-F or Form 10-K, is being prepared or during the period in which financial statements will be filed or furnished with the SEC on Form 6-K, or if applicable on Form 10-Q. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within 90 days prior to the filing date of the Form 20- F, for the fiscal year ended December 31, 2024 (such date, the “Evaluation Date”). The Company presented in its Form 20-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

(aa)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional options and restricted share units under the Company’s existing incentive share compensation plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

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(bb)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(cc)	No Consents Required. To the knowledge of the Company, no consent, approval, authorization, order, registration or qualification of or with Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Securities, except for (i) the qualification of the Securities for distribution in the United States and in Canada; and (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. federal and state securities laws or by the bylaws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC in connection with the sale of the Securities.

(dd)	No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options to purchase Common Shares pursuant to outstanding options, restricted share units, warrants or convertible debentures, no person, as such term is defined in Rule 1-02 of Regulation S- X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Securities, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Securities as contemplated thereby or otherwise.

(ee)	Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 2(1) of The Securities Act, 1988 (Saskatchewan)) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

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(ff)	Certificates. The form of certificates representing the Shares, the Pre-Funded Warrants, and the Warrant Shares, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to any requirements of the Business Corporations Act (British Columbia), the Company’s Notice of Articles and Articles (as the same may be amended and restated from time to time) and any applicable requirements of the Exchanges, DTC and CDS or will have been otherwise approved by the Exchanges, if required, and will have been made eligible by DTC and CDS, except in the case of Pre-Funded Warrants which will not be DTC eligible.

(gg)	Transfer Agent. Endeavor Trust Corporation has been duly appointed as registrar and transfer agent for the Common Shares.

(hh)	No Litigation. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, there are no legal, governmental or regulatory actions, suits or proceedings pending, or any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Material Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(ii)	Labor Disputes. To the knowledge of the Company, no labor disturbance by or dispute with employees of the Company or any of the Material Subsidiaries exists or is threatened that could reasonably be expected to have a Material Adverse Effect.

(jj)	Local Disputes. Except as set forth in the Registration Statement and the Prospectuses, to the Company’s knowledge, no dispute between the Company and any local, native or indigenous group exists, or is threatened or imminent with respect to any of the Company’s properties or exploration, development and mining activities that could reasonably be expected to have a Material Adverse Effect.

(kk)	Proposed Acquisition. Except as disclosed to the Placement Agent or described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Material Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

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(ll)	Intellectual Property Rights. To the Company’s knowledge, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company and the Material Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses (a) to the Company’s knowledge, there are no rights of third parties to any such Intellectual Property owned by the Company and the Material Subsidiaries; (b) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and the Material Subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (d) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (e) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and the Material Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (f) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, as being owned by or licensed to the Company; and (g) to the Company’s knowledge, the Company and the Material Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Material Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (a)-(g) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, result in a Material Adverse Effect.

(mm)	Market Capitalization. At the time the Registration Statement was originally declared effective, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

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(nn)	No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 20-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred shares or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(oo)	Certain Market Activities. Neither the Company, nor any of the Material Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(pp)	Title to Real and Personal Property. Except as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, the Company and the Material Subsidiaries have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses as being owned by them that are material to the businesses of the Company or such Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of the Material Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real or personal property described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses as being leased by the Company and any of the Material Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of the Material Subsidiaries or (B) would not, individually or in the aggregate, have a Material Adverse Effect. Each of the properties of the Company and the Material Subsidiaries complies with all applicable codes and Applicable Laws (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses or except for such failures to comply that would not, individually or in the aggregate, interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect. None of the Company or the Material Subsidiaries has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the properties of the Company and the Material Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not interfere in any material respect with the use made and proposed to be made of such property by the Company and the Material Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

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(qq)	Taxes. The Company and each of the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns (or appropriate extensions) which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Material Subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

(rr)	Intentionally omitted.

(ss)	Investment Company Act. Neither the Company nor any of the Material Subsidiaries is or, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Time of Sale Prospectus and the Prospectuses, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the U.S. Investment Company Act of 1940, as amended.

(tt)	ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended.

(uu)	Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), and does not expect to become a controlled foreign corporation in the foreseeable future.

(vv)	Insurance. The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(ww)	No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Securities, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

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(xx)	Working Capital. To the Company’s knowledge and taking into account the available working capital and the net proceeds receivable by the Company upon the sale of the Securities, the Company has sufficient working capital for its present requirements for a period of at least six months from the date of the Prospectuses.

(yy)	Intentionally omitted.

(zz)	Environmental Laws. To the Company’s knowledge, the Company and the Material Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(aaa)	Finder’s Fees. Except as disclosed in the Prospectuses and Prospectus Supplement, neither the Company nor any of the Material Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated.

(bbb)	Broker/Dealer Relationships. Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(ccc)	Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiaries’ equity securities or from repaying to the Company or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Material Subsidiaries.

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(ddd)	No Improper Practices. (i) Neither the Company nor, to the Company’s knowledge, the Material Subsidiaries, nor to the Company’s knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that is not so described; (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Material Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Material Subsidiary nor, to the Company’s knowledge, any director, officer, employee or agent of the Company or any Material Subsidiary has made any payment of funds of the Company or any Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

(eee)	Operations. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

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(fff)	Sanctions. (i) The Company represents that, neither the Company nor any of the Material Subsidiaries (collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is an individual, or entity (in this paragraph (fff), “Member”) that is, or is owned or controlled by, a Member that is:

(A)	the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, “Sanctions”), nor

(B)	located, organized or resident in a country or territory that is the subject of Sanctions.

(ii)	Other than in compliance with U.S. and Canadian law, the Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A)	to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)	in any manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)	Other than in compliance with U.S. and Canadian law, the Company represents and covenants that, except as detailed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ggg)	Certification of Disclosure. There has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”) and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes- Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

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(hhh)	Filings. Since January 1, 2020, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(iii)	Intentionally omitted.

(jjj)	Cybersecurity. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, there has been no security breach relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

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(kkk)	Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the Nasdaq Capital Market under the symbol “DPRO,” the CSE under the symbol “DPRO,” and the Frankfurt Exchange under the symbol “3U8,” and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and/or the Prospectuses, has the Company received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and/or the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Shares and the Warrant Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

(lll)	Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Agreement and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Agreement and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Agreement and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other transaction documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(mmm)	Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections (j) below), it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of this Agreement or any of the agreements related to this offering. For purposes of this Agreement, “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing shares of Common Shares).

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In this Agreement, a reference to “knowledge” of the Company, means a statement as to the knowledge of each of Cameron Chell, President and Chief Executive Officer of the Company, Paul Sun, Chief Financial Officer of the Company, and Paul Mullen, Chief

Operating Officer, about the facts and circumstances to which such subject matter is at issue, in each case, after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Purchasers or Maxim Group LLC (the “Placement Agent”) or its counsel in connection with the offering of the Securities shall be deemed to be a representation and warranty by the Company or Material Subsidiaries, as the case may be, as to matters covered thereby, to each Purchaser and the Placement Agent.

II. Other Agreements of the Parties.

(a)	Securities Act Compliance. The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Placement Agent and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 8:00 a.m. on the first business day following the date hereof and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC’s close of business on the first business day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Purchasers and Placement Agent in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Time of Sale Prospectus, any free writing prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Securities for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from the Exchanges, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the distribution of the Securities, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment. The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Pre-Funded Warrant Shares effective during the term of the Pre-Funded Warrants.

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(b)	Stock Exchange Listing. The Company shall use its commercially reasonable best efforts to ensure that the Shares and Warrant Shares are approved for listing and posted for trading on the CSE subject to satisfaction by the Company of the conditions imposed by the CSE, and that notification of the offering of the Shares and Warrant Shares has been provided to Nasdaq. The Company further agrees, if the Company applies to have the Common Shares traded on any other exchange other than the Exchanges, it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other trading market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on such trading market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the trading market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

(c)	Use of Proceeds. The Company shall apply the net proceeds from the sale of the Securities sold by it in the manner described under the caption “Use of Proceeds” in the Prospectuses.

(d)	Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(e)	Reserved.

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(f)	Reserved.

(g)	Exercise Procedures. The form of Notice of Exercise included in the Pre-Funded Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Pre-Funded Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Pre-Funded Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Pre-Funded Warrants. The Company shall honor exercises of the Pre-Funded Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in therein.

(h)	Capital Changes. Until the one year anniversary of the Closing Date, the Company shall not undertake a reverse or forward stock split or reclassification of the Common Shares without the prior written consent of the Purchasers holding a majority in interest of the Shares and Warrant Shares other than a reverse stock split that is required, in the good faith determination of the Board of Directors, to maintain the listing of the Common Shares on the Exchanges.

(i)	Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section II(m). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section II(m), such Purchaser will maintain the confidentiality of the existence and terms of this transaction (other than as disclosed to its legal and other representatives). Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section II(m), (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section II(m) and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates, or agent, including, without limitation, the Placement Agent, after the issuance of the initial press release as described in Section II(m). Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

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(j)	Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Securities in such a manner as would require the Company or any of its Material Subsidiaries to register as an investment company under the Investment Company Act.

(k)	No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Securities or otherwise, and the Company will, and shall cause each of its officers and directors to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Securities or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice (or, if later, at the time stated in the notice), the Company will, and shall cause each of its directors and officers to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(l)	Press Releases/Announcements. By 9:00 a.m. (New York City time) on the day after this Agreement, the Company shall issue a press release disclosing the material terms of this offering. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, affiliates or agents, including, without limitation, the Placement Agent, in connection with the transactions contemplated by the Agreement. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees, affiliates or agents, including, without limitation, the Placement Agent, on the one hand, and any of the Purchasers or any of their affiliates on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Exchange, without the prior written consent of such Purchaser, except (a) as required by U.S. Securities Laws or Canadian Securities Laws in connection with the filing of final transaction documents for this offering and (b) to the extent such disclosure is required by law or Exchange regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with such Purchaser regarding such disclosure.

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(m)	Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Agreement, which shall be disclosed pursuant to Section II(m), the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented in writing to the receipt of such information and agreed in writing with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or affiliates delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, affiliates or agents, including, without limitation, the Placement Agent, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, including, without limitation, the Placement Agent, not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to the Agreement or any other transaction document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously with the delivery of such notice file such notice with the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

(n)	Warrant Shares. If all or any portion of a Pre-Funded Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends.

(o)	Furnishing of Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Pre-Funded Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the U.S. Securities Laws and Canadian Securities Laws even if the Company is not then subject to the applicable reporting requirements.

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